[redacted]

SECURIT 05039532 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8-25065

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

PLANMEMBER SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6187 Carpinteria Avenue
(No. and Street)

Carpinteria	California	93013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Karfonta, Senior Vice President of Finance — (805) 684-1199
(Area Code - Telephone No.)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 1 2005
WASH, D.C.
185

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

350 South Grand Avenue	Los Angeles	California	90071-3462
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 2 3 2005
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Jeff Karfonta, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to PlanMember Securities Corporation (the "Company") as of and for the year ended December 31, 2004 are true and correct. I further affirm that neither the Company nor any stockholder, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

State of California
County of Santa Barbara

Subscribed and sworn to before me this 11th day of February, 2005 by Jeff Karfonta.

Signature

Senior Vice President of Finance
Title

Notary Public

KIMBERLY C. WILKES
Commission # 1461494
Notary Public - California
Santa Barbara County
My Comm. Expires Feb 5, 2008

This report** contains (check all applicable boxes):

(x) Independent Auditors' Report
(x) (a) Facing page
(x) (b) Statement of Financial Condition
(x) (c) Statement of Operations
(x) (d) Statement of Cash Flows
(x) (e) Statement of Changes in Stockholder's Equity
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(x) Notes to Financial Statements
(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
( ) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable)
( ) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable)
( ) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (not required)
( ) (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable)
(x) (1) An Oath or Affirmation
( ) (m) A copy of the SIPC Supplemental Report (not required)
(x) (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control)

** For condition of confidential treatment of certain portions of this filing, see Section 240.17a-59e)(3).

Deloitte.

Deloitte & Touche LLP
350 South Grand Avenue
Suite 200
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
PlanMember *Securities* Corporation

We have audited the accompanying statement of financial condition of PlanMember Securities Corporation (the "Company") as of December 31, 2004 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2005

PLANMEMBER SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

CASH AND CASH EQUIVALENTS	$ 626,879
CASH SEGREGATED FOR THE BENEFIT OF CUSTOMERS	1,546,248
ACCOUNTS RECEIVABLE:	
Advisory fees receivable	2,435,300
Administrative fees receivable	407,900
Total accounts receivable	2,843,200
OTHER ASSETS:	
Due from affiliate (Note 3)	714,979
Deposits	65,030
TOTAL	$5,796,336

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payable to customers	$1,546,248
Commissions payable	1,499,496
Income taxes payable	61,166
Total liabilities	3,106,910
COMMITMENTS AND CONTINGENCIES (Note 5)	
STOCKHOLDER'S EQUITY:	
Common stock, $.01 par value—2,000 shares authorized; 1,002 shares issued and outstanding	10
Capital paid in excess of par value	1,086,533
Retained earnings	1,602,883
Total stockholder's equity	2,689,426
TOTAL	$5,796,336

See accompanying notes to statement of financial condition.

1. ORGANIZATION AND NATURE OF BUSINESS

PlanMember Securities Corporation (the "Company"), a wholly owned subsidiary of PlanMember Financial Corporation (the "Parent"), is a California corporation registered with the Securities and Exchange Commission ("SEC") as a broker-dealer, and is a member of the National Association of Securities Dealers, Inc. ("NASD"). All equity securities transactions of the Company and its customers are executed and cleared by other broker-dealers.

The Company is engaged primarily in the sale of mutual funds and annuities through the use of full- and part-time representatives. The Company's customers invest their 403(b), individual retirement account or similar retirement plan contributions into managed portfolios, select individual mutual funds or annuities. Advisory fees are earned by providing managed portfolio asset allocation services. Administrative fees are received for recordkeeping and processing services. The Company's operations are primarily conducted with services provided by an affiliated company, PlanMember Services Corporation ("PSC"), a wholly owned subsidiary of the Parent (see Note 3).

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities.

Securities Transactions—Securities transactions for the accounts of the Company or its customers are executed and cleared either through independent clearing agents on a fully disclosed basis or through a designated bank account for the exclusive benefit of its customers.

Cash and Cash Equivalents—The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Cash Segregated for the Benefit of Customers—As of December 31, 2004, cash of $1,546,248 was segregated in a special account for the benefit of customers under Rule 15c3-3 of the SEC.

Off-Balance-Sheet Credit Risk—In the normal course of business, the Company's customer activities involve the execution and settlement of transactions in various mutual funds. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

Use of Estimates—The preparation of the accompanying statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

3. TRANSACTIONS WITH RELATED PARTY

The Company, based on the timing of revenue collection cycles and commission payments, transfers cash to and from PSC. At December 31, 2004, PSC owed the Company $714,979. Such amounts are non-interest-bearing and payable upon demand.

4. INCOME TAXES

The Company files a consolidated federal income tax return and a combined California franchise tax return with the Parent.

5. COMMITMENTS AND CONTINGENCIES

The Company is subject to possible arbitration or suit as a result of a dispute with its insurance carrier related to, among other things, the application of the deductible provisions of its professional liability insurance policy. Currently, no actions have been undertaken by the insurance carrier in this matter. It is not possible to predict with certainty whether the insurance carrier will institute a claim against the Company or, in the event a claim is made, to predict the outcome of the legal actions nor the range of possible loss. If a claim is made, the Company intends to defend its position vigorously.

6. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2004, the Company had net capital of $299,477, which was $92,350 in excess of its required net capital of $207,127. The Company's ratio of aggregate indebtedness to net capital was 10.37 to 1.

7. RESERVE REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(i) of such rule) under the Securities Exchange Act of 1934 as an introducing broker that carries no margin accounts, promptly transmits any customer funds and customer securities to the clearing broker or dealer, does not otherwise hold funds or securities of customers, and effectuates financial transactions between the broker or dealer and the Company's customers through a bank account designated as a special account for the benefit of customers. Operating under such exemption, the Company is not required to prepare a determination of reserve requirements for brokers or dealers.

* * * * * *

Deloitte.

Deloitte & Touche LLP
350 South Grand Avenue
Suite 200
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

February 28, 2005

PlanMember Securities Corporation
6187 Carpinteria Avenue
Carpinteria, California 93013

In planning and performing our audit of the financial statements of PlanMember Securities Corporation (the "Company") for the year ended December 31, 2004 (on which we issued our report dated February 28, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following condition involving internal control:

> The size of the business necessarily imposes practical limitations on the effectiveness of internal accounting control procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein, and no corrective action has been taken or proposed by the Company.

This condition was considered in determining the nature, timing and extent of audit tests to be applied in our audit of the 2004 financial statements, and this report does not affect our report on such financial statements dated February 28, 2005.

We understand that practices and procedures which accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures which do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that, except for the effects, if any, of the condition discussed in the preceding paragraph, the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP